SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Astea International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04622E109
                                 (CUSIP Number)

                                 Ronald J. Muns
                               8350 Alpinview Way
                        Colorado Springs, Colorado  80919
                                  (719) 593-7802
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 17, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 Page 1 of 5 Pages

Cusip No. 04622E109


          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald J. Muns

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)                        [ ]
                    (b)                        [ ]

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*


   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D)5 OR 2(E)                   [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

        NUMBER OF          7     SOLE VOTING POWER

        SHARES                    944,642

      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                100,000

          EACH             9    SOLE DISPOSITIVE POWER

        REPORTING               944,642

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  100,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,044,642

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                             [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.90%

   14     TYPE OF REPORTING PERSON*

          IN

                    Amendment No. 3 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc.
(the "Company"). Item 5 of this statement, previously filed by Ronald J. Muns (the "Reporting Person"), is hereby amended as set forth below.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) The Reporting Person is the direct beneficial owner of 1,044,642 Shares, or approximately 7.90% of the 13,228,419 Shares outstanding as of May 9, 1997, according to information contained in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997. Such shares include
(i) 90,000 Shares which the Reporting Person has the right to acquire pursuant to the grant of an option by the Company to the Reporting Person described in
Item 5(c) below and (ii) 100,000 Shares held by the Muns Family Partnership, a limited partnership of which the Reporting Person and his wife are the sole general partners.

            (c) The table below sets forth sales of the Shares by the Reporting Person since July 7, 1997. The Reporting Person effected all of such sales on the NASDAQ National Market.


                                                        Approximate Price
                                                            Per Share
                     Date  Amount of Shares Sold    (exclusive of commissions)

                    7/8/97        25,928                      $2.50
                    7/9/97        10,000                      $2.50
                   7/10/97         2,072                      $2.50
                   7/10/97         7,928                      $2.50
                   7/11/97         2,000                      $2.50
                   7/14/97         4,000                      $2.50
                   7/16/97        39,000                      $2.50
                   7/17/97        45,000                      $2.50
                   7/18/97         5,000                      $2.75
                   7/21/97        13,500                      $2.75
                    8/5/97         1,500                      $2.375
                    8/5/97         6,500                      $2.3846
                    8/6/97         4,500                      $2.375
                    8/7/97        14,000                      $2.375

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: August 21, 1997

                                    __________________________
                                    Ronald J. Muns

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 1997

                                   /s/ Ronald J. Muns
                                    Ronald J. Muns